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                     June 21, 2024

       Mary Dean Hall
       Executive Vice President and Chief Financial Officer
       Ingevity Corp
       4920 O'Hear Avenue Suite 400
       North Charleston, SC 29405

                                                        Re: Ingevity Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37586

       Dear Mary Dean Hall:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services